

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

David Johnson
President
Hidden Ladder, Inc.
2803 Isle Street
Rocklin, CA 95765

> **Re:** **Hidden Ladder, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-165685**

Dear Mr. Johnson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and the related financial information throughout your filing. Please see Rule 8-08 of Regulation S-X.

Use of Proceeds, page 13

2. We note your response to comment three in our letter dated July 9, 2010 and the related revisions in your filing stating that the $25,000 raised from this offering "will be allocated 1/3 toward product development, 1/3 toward marketing, and the remaining toward manufacturing." We further note statements throughout your filing that none of the offering proceeds will be used toward product development or manufacturing and that the proceeds from this offering will be used to complete your business and marketing plan. Please clarify or revise. Should the proceeds raised from this offering be allocated toward the product development and manufacturing component of your business plan, please clearly and consistently state so.

<u>Management's Discussion and Analysis, page 18</u>

3. We note your response to comment four in our letter dated July 9, 2010 and the related revisions in your filing. Please re-include the language in this section that your auditor's have questioned your ability to continue as a going concern as we believe it is important for readers to be reminded of this fact or tell us why you believe this disclosure is unnecessary.

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Donna DiSilvio, Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

    Sincerely,

    H. Christopher Owings
    Assistant Director

cc: Jeff Lamson
       Via Facsimile